Exhibit 99.9

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	22	09	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	902	1,154
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.12	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Roger Prescott Pearce	Ordinary	694
Address
The White House Charlton Hill Wroxeter Shropshire
UK postcode SY5 6PS

Name	Class of shares allotted	Number allotted
Mr Geoffrey Thomas	Ordinary	208
Address
233 Oakwood Drive Lordswood Southampton Hampshire
UK postcode SO16 8DG

Name	Class of shares allotted	Number allotted
Mr David John Shaw	Ordinary	135
Address
68 Browning Road Enfield Middlesex
UK postcode EN2 0EW

Name	Class of shares allotted	Number allotted
Mr Simon Dennis	Ordinary	202
Address
3 Otterwood Bank Wetherby West Yorkshire
UK postcode LS22 7XT

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White,
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	Reading RG7 4GA	Tel 0118 929 8700
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Bertie O'Brien	Ordinary	817
Address
12 Rockpark Avenue Tralee Co. Kerry Eire
UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 26/09/2005
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White,
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	Reading RG7 4GA	Tel 0118 929 8700
	DX number	DX exchange

coform